02058877

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
Exact Name of Registrant as Specified in Charter

000-0809-940
Registrant CIK Number

Form 8-K, November 29, 2002, MLMI Series 2002-A3

333-47270

Name of Person Filing the Document
(If Other than the Registrant)

P

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name: John Winchester
Title: Authorized Signatory

Dated: November 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

November 26, 2002 02:55PM
Settlement: November 29, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A3_NOV26 Class M0
Current Balance: $6,553,264.00 Current Coupon: 5.58063%

Merrill Lynch & Company
HyperStruct
Next Payment: December 25, 2002

Shift-Interest Senior/Sub Structure

scenarios are recursive

Scenario Assumption

	pricing	
Price	Yield	Dur
100-13	5.424	3.09
100-14	5.414	
100-15	5.404	
100-16	5.394	
100-17	5.384	3.10
100-18	5.374	
100-19	5.364	
100-20	5.354	
100-21	5.344	3.10
100-22	5.334	
100-23	5.324	
100-24	5.314	
100-25	5.304	3.10
100-26	5.294	
100-27	5.285	
100-28	5.275	
100-29	5.265	3.10
WAL	3.509	
1st Prin	12/25/02	
Mat.	05/25/07	

pricing:
five:
Prepay: 25 CPR
four:
Prepay: 25 CPR
one:
Prepay: 25 CPR
three:
Prepay: 30 CPR
two:
Prepay: 30 CPR

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

November 26, 2002 02:54PM
Settlement: November 29, 2002
Last Payment: None

PRICE/YIELD TO CALL Table for MLMI02A3 NOV26 Class M0
Current Balance: $6,553,264.00 Current Coupon: 5.586634

Merrill Lynch & Company
HyperStruct
Next Payment: December 25, 2002

Shift-Interest Senior/Sub Structure

scenarios are recursive

Scenario Assumption

	pricing	
Price	Yield	Dur
100-13	4.828	4.66
100-14	4.821	
100-15	4.814	
100-16	4.808	
100-17	4.801	4.66
100-18	4.795	
100-19	4.788	
100-20	4.781	
100-21	4.775	4.66
100-22	4.768	
100-23	4.761	
100-24	4.755	
100-25	4.748	4.67
100-26	4.742	
100-27	4.735	
100-28	4.728	
100-29	4.722	4.67
WAL	5.705	
1st Prin	12/25/02	
Mat.	09/25/32	

pricing:
five:
Prepay: 25 CPR
four:
Prepay: 25 CPR
one:
Prepay: 25 CPR
three:
Prepay: 30 CPR
two:
Prepay: 30 CPR

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

MBS New Transaction

$465,047,802 *(approximate)*
MLMI Series 2002-A3

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

The Mortgage Pool.. The following table shows the characteristics of the mortgage loans (percentages are based on the aggregate principal balance as of the Cut-off Date):

	Group I Mortgage Loans	Group II Mortgage Loans	Group III Mortgage Loans
Aggregate Current Principal Balance	$100,627,945	$92,446,784	$275,015,669
Average Current Principal Balance	$419,283	$486,562	$425,721
Range of Current Principal Balance	$84,789 to $1,442,500	$87,620 to $996,623	$25,993 to $3,195,000
Product			
Six Month LIBOR	28.66%	0.00%	63.95%
One Year LIBOR	71.34%	0.00%	31.04%
One Year Treasury	0.00%	100.00%	5.01%
Current Weighted Average Mortgage Interest Rate	5.433%	5.643%	6.087%
Range of Current Mortgage Interest Rates	4.500% to 6.375%	4.500% to 6.500%	5.000% to 7.500%
Weighted Average Gross Margin	2.182%	2.748%	2.115%
Range of Gross Margins	2.000% to 2.750%	2.250% to 2.750%	2.000% to 2.750%
Weighted Average Maximum Lifetime Mortgage Interest Rate	11.147%	11.643%	11.110%
Range of Maximum Lifetime Mortgage Interest Rates	10.125% to 12.125%	10.500% to 12.500%	10.000% to 12.500%
Weighted Average Lifetime Minimum Mortgage Interest Rate	5.433%	5.643%	6.087%
Range of Minimum Lifetime Mortgage Interest Rates	4.500% to 6.375%	4.500% to 6.500%	5.000% to 7.500%
Weighted Average Constructive Loan-to-Value Ratio	68.489%	71.500%	66.201%
Weighted Average Original Term	360	360	360
Weighted Average Remaining Term	356	356	354
Weighted Average Months to Interest Roll	32	32	54
Range of Months to Interest Roll	25 to 34	28 to 34	41 to 59
Weighted Average Credit Bureau Risk Score	732	722	729
Range of Credit Bureau Risk Scores	620-809	611 to 801	539 to 813
Max Zip Code Concentration (%)	3.64%	1.99%	1.37%
Max Zip Code Concentration (zip)	95014	94301	95014
Geographic Concentration (above 5% of pool)			
	CA 40.05%	CA 43.60%	CA 30.87%
	IL 8.57%	IL 11.40%	NY 6.87%
	CO 5.88%		NJ 6.82%
	AZ 5.54%		FL 5.21%
	NY 5.40%		

Principal Balances of the Group I Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	4	$ 364,539.00	0.36%
100,000.01 - 150,000.00	8	975,790.03	0.97
150,000.01 - 200,000.00	14	2,442,108.77	2.43
200,000.01 - 250,000.00	13	2,958,589.34	2.94
250,000.01 - 300,000.00	9	2,440,139.16	2.42
300,000.01 - 350,000.00	29	9,548,325.48	9.49
350,000.01 - 400,000.00	49	18,158,480.85	18.05
400,000.01 - 450,000.00	23	9,762,634.62	9.70
450,000.01 - 500,000.00	32	15,271,038.17	15.18
500,000.01 - 550,000.00	14	7,317,845.60	7.27
550,000.01 - 600,000.00	18	10,360,316.20	10.30
600,000.01 - 650,000.00	13	8,153,684.20	8.10
650,000.01 - 700,000.00	3	2,046,005.00	2.03
700,000.01 - 750,000.00	2	1,451,839.85	1.44
800,000.01 - 850,000.00	1	815,557.18	0.81
900,000.01 - 950,000.00	2	1,868,809.95	1.86
950,000.01 - 1,000,000.00	3	2,999,741.17	2.98
1,000,000.01 - 2,000,000.00	3	3,692,500.00	3.67
Total	240	$100,627,944.57	100.00%

The average principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $419,283.10. No Group I Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,442,500.00 or less than $84,789.00.

Mortgage Rates on the Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.501 - 4.500	3	$ 779,596.27	0.77%
4.501 - 5.000	50	19,066,305.21	18.95
5.001 - 5.500	107	43,405,777.76	43.13
5.501 - 6.000	68	30,246,230.67	30.06
6.001 - 6.500	12	7,130,034.66	7.09
Total	240	$100,627,944.57	100.00%

As of the Cut-off Date, the weighted average Mortgage Rate of the Group I Mortgage Loans was approximately 5.433% per annum and ranged from 4.500% to 6.375%.

Constructive Loan-to-Value Ratios of the Group I Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%)(1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 20.000	1	$ 645,707.90	0.64%
20.001 - 30.000	3	821,829.66	0.82
30.001 - 40.000	8	3,241,781.40	3.22
40.001 - 50.000	20	8,784,621.00	8.73
50.001 - 60.000	29	10,975,396.24	10.91
60.001 - 70.000	56	25,579,084.34	25.42
70.001 - 80.000	107	46,430,935.56	46.14
80.001 - 90.000	10	2,263,589.81	2.25
90.001 - 95.000	6	1,884,998.66	1.87
Total	240	$100,627,944.57	100.00%

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30% divided by (ii) the appraised value of the Mortgaged Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group I Mortgage

Loans was approximately 68.489%. No Group I Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.000% or less than 16.200%.

Mortgaged Property Types of the Group I Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	148	$ 67,122,024.15	66.70%
PUD(1)	64	24,171,400.10	24.02
Condominium	22	7,033,693.65	6.99
Cooperative	5	1,377,016.72	1.37
Triplex	1	923,809.95	0.92
Total	240	$100,627,944.57	100.00%

(1) Planned Unit Development.

Mortgaged Property Occupancy of the Group I Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	230	$ 95,828,791.80	95.23%
Second Home	6	2,469,152.77	2.45
Investor Property	4	2,330,000.00	2.32
Total	240	$100,627,944.57	100.00%

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group I Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	145	$ 60,425,909.00	60.05%
Purchase	72	31,040,167.37	30.85
Cash-Out Refinance	23	9,161,868.20	9.10
Total	240	$100,627,944.57	100.00%

Geographic Distribution of the Group I Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	88	$ 40,303,536.44	40.05%
Illinois	23	8,628,144.64	8.57
Colorado	12	5,917,790.98	5.88
Arizona	15	5,575,281.42	5.54
New York	12	5,430,781.28	5.40
Georgia	13	4,224,422.75	4.20
New Jersey	7	3,217,774.28	3.20
Massachusetts	7	3,128,239.14	3.11
Michigan	7	3,071,603.22	3.05
Texas	10	2,786,811.61	2.77
Florida	4	2,516,894.97	2.50
Virginia	6	2,386,476.72	2.37
Kentucky	5	1,769,200.34	1.76
Maryland	4	1,540,403.35	1.53
Utah	2	1,379,133.17	1.37
North Carolina	5	1,248,050.56	1.24
Minnesota	2	1,234,106.87	1.23
Ohio	3	1,018,387.65	1.01
Other(1)	15	5,250,905.18	5.22
Total	240	$100,627,944.57	100.00%

(1) Includes 10 states, none of which have a concentration of Group I Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 - 10.250	5	$ 1,558,289.00	1.55%
10.251 - 10.500	20	7,328,947.01	7.28
10.501 - 10.750	34	13,993,503.12	13.91
10.751 - 11.000	48	20,136,478.72	20.01
11.001 - 11.250	59	26,975,214.63	26.81
11.251 - 11.500	36	13,987,049.34	13.90
11.501 - 11.750	20	7,793,485.99	7.74
11.751 - 12.000	16	7,389,068.05	7.34
12.001 - 12.250	2	1,465,908.71	1.46
Total	240	$100,627,944.57	100.00%

The weighted average maximum mortgage rate of the Group I Mortgage Loans as of the Cut-off Date was approximately 11.147% per annum and ranged from 10.125% to 12.125%.

Remaining Terms to Stated Maturity of the Group I Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
349	1	$ 96,750.00	0.10%
350	3	422,416.88	0.42
351	2	205,856.87	0.20
352	6	3,015,315.26	3.00
353	10	2,662,526.20	2.65
354	12	6,691,862.81	6.65
355	25	12,928,612.38	12.85
356	49	23,254,661.62	23.11
357	131	51,014,942.55	50.70
358	1	335,000.00	0.33
Total	240	$100,627,944.57	100.00%

The weighted average remaining term to stated maturity of the Group I Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date for the Group I Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
December 1, 2004	1	$ 96,750.00	0.10%
January 1, 2005	3	422,416.88	0.42
February 1, 2005	2	205,856.87	0.20
March 1, 2005	6	3,015,315.26	3.00
April 1, 2005	10	2,662,526.20	2.65
May 1, 2005	12	6,691,862.81	6.65
June 1, 2005	25	12,928,612.38	12.85
July 1, 2005	49	23,254,661.62	23.11
August 1, 2005	131	51,014,942.55	50.70
September 1, 2005	1	335,000.00	0.33
Total	240	$100,627,944.57	100.00%

Credit Scores for the Group I Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	$ 1,442,500.00	1.43%
611 - 630	3	1,164,632.46	1.16
631 - 650	10	4,376,718.92	4.35
651 - 670	13	6,080,534.97	6.04
671 - 690	18	7,658,373.50	7.61
691 - 710	27	12,056,478.30	11.98
711 - 730	25	11,054,065.42	10.99
731 - 750	28	11,500,986.16	11.43
751 - 770	56	21,377,869.19	21.24
771 - 790	44	20,064,845.58	19.94
791 - 809	15	3,850,940.07	3.83
Total	240	$100,627,944.57	100.00%

The weighted average credit bureau risk score for the Group I Mortgage Loans as of the Cut-off Date was approximately 732.

Margin for the Group I Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751 - 2.000	64	$ 28,835,442.32	28.66%
2.001 - 2.250	174	71,056,706.08	70.61
2.501 - 2.750	2	735,796.17	0.73
Total	240	$100,627,944.57	100.00%

Documentation Type for Group I Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	183	$ 75,365,715.72	74.90%
Alternative Documentation	18	7,668,918.32	7.62
Stated Income	16	5,922,798.48	5.89
No Income	12	5,263,207.77	5.23
Not Available	11	6,407,304.28	6.37
Total	240	$100,627,944.57	100.00%

Originators of Group I Mortgage Loans

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	64	$ 28,835,442.32	28.66%
National City	176	71,792,502.25	71.34
Total	240	$100,627,944.57	100.00%

Principal Balances of the Group II Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 - 100,000.00	1	$ 87,620.28	0.09%
150,000.01 - 200,000.00	3	518,927.43	0.56
200,000.01 - 250,000.00	2	421,667.27	0.46
250,000.01 - 300,000.00	1	288,974.20	0.31
300,000.01 - 350,000.00	36	11,863,346.76	12.83
350,000.01 - 400,000.00	34	12,838,583.77	13.89
400,000.01 - 450,000.00	32	13,636,415.83	14.75
450,000.01 - 500,000.00	14	6,640,503.56	7.18
500,000.01 - 550,000.00	16	8,427,187.73	9.12
550,000.01 - 600,000.00	15	8,593,342.51	9.30
600,000.01 - 650,000.00	6	3,840,654.01	4.15
650,000.01 - 700,000.00	2	1,368,183.05	1.48
700,000.01 - 750,000.00	6	4,427,407.00	4.79
750,000.01 - 800,000.00	5	3,841,517.72	4.16
800,000.01 - 850,000.00	5	4,122,331.48	4.46
850,000.01 - 900,000.00	2	1,783,852.87	1.93
900,000.01 - 950,000.00	2	1,818,891.23	1.97
950,000.01 - 1,000,000.00	8	7,927,377.28	8.58
Total	190	$92,446,783.98	100.00%

The average principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $486,562.02. No Group II Mortgage Loan had a principal balance as of the Cut-off Date greater than $996,623.30 or less than $87,620.28.

Mortgage Rates on the Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.501 - 4.500	1	$ 564,991.25	0.61%
4.501 - 5.000	16	5,915,693.24	6.40
5.001 - 5.500	55	27,485,639.15	29.73
5.501 - 6.000	104	51,742,395.52	55.97
6.001 - 6.500	14	6,738,064.82	7.29
Total	190	$92,446,783.98	100.00%

As of the Cut-off Date, the weighted average Mortgage Rate of the Group II Mortgage Loans was approximately 5.643% per annum and ranged from 4.500% to 6.500%.

Constructive Loan-to-Value Ratios of the Group II Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%)(1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.001 - 30.000	1	$ 995,891.76	1.08%
30.001 - 40.000	3	1,877,415.08	2.03
40.001 - 50.000	11	6,049,114.82	6.54
50.001 - 60.000	11	5,602,803.87	6.06
60.001 - 70.000	30	16,212,201.18	17.54
70.001 - 80.000	111	53,448,726.26	57.82
80.001 - 90.000	14	5,283,903.96	5.72
90.001 - 95.000	9	2,976,727.05	3.22
Total	190	$92,446,783.98	100.00%

(1)The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30% divided by (ii) the appraised value of the Mortgaged Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group II Mortgage Loans was approximately 71.500%. No Group II Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.000% or less than 27.027%.

Mortgaged Property Types of the Group II Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	133	$64,624,171.70	69.90%
PUD(1)	29	15,213,979.23	16.46
Condominium	18	6,807,582.41	7.36
Two to Four Family	4	2,774,602.02	3.00
High Rise	5	2,653,026.01	2.87
Townhouse	1	373,422.61	0.40
Total	190	$92,446,783.98	100.00%

Mortgaged Property Occupancy of the Group II Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	184	$89,684,851.87	97.01%
Second Home	6	2,761,932.11	2.99
Total	190	$92,446,783.98	100.00%

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group II Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	83	$40,155,819.46	43.44%
Purchase	82	37,378,718.56	40.43
Cash-Out Refinance	25	14,912,245.96	16.13
Total	190	$92,446,783.98	100.00%

Geographic Distribution of the Group II Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	79	$40,310,570.47	43.60%
Illinois	21	10,539,521.42	11.40
Arizona	8	4,304,477.97	4.66
Massachusetts	9	4,016,912.72	4.35
Michigan	8	3,908,354.38	4.23
Ohio	7	3,595,828.46	3.89
Washington	9	3,388,121.36	3.66
Florida	6	3,203,021.04	3.46
Texas	7	3,105,170.71	3.36
Missouri	3	1,775,856.01	1.92
Virginia	4	1,657,525.78	1.79
Colorado	3	1,622,138.30	1.75
Utah	3	1,275,456.51	1.38
New York	2	1,138,305.63	1.23
Maryland	3	1,076,981.60	1.16
Nevada	1	984,043.12	1.06
Other(1)	17	6,544,498.50	7.08
Total	190	$92,446,783.98	100.00%

(1) Includes 13 states, none of which have a concentration of Group II Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group II Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.251 - 10.500	1	$ 564,991.25	0.61%
10.501 - 10.750	5	1,448,655.50	1.57
10.751 - 11.000	11	4,467,037.74	4.83
11.001 - 11.250	16	7,329,043.44	7.93
11.251 - 11.500	39	20,156,595.71	21.80
11.501 - 11.750	60	30,298,109.89	32.77
11.751 - 12.000	44	21,444,285.63	23.20
12.001 - 12.250	12	6,093,928.99	6.59
12.251 - 12.500	2	644,135.83	0.70
Total	190	$92,446,783.98	100.00%

The weighted average maximum mortgage rate of the Group II Mortgage Loans as of the Cut-off Date was approximately 11.643% per annum and ranged from 10.500% to 12.500%.

Remaining Terms to Stated Maturity of the Group II Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
352	4	$ 2,637,244.62	2.85%
353	1	546,109.32	0.59
354	3	1,831,343.20	1.98
355	12	5,161,705.09	5.58
356	99	48,957,629.19	52.96
357	70	32,940,759.67	35.63
358	1	371,992.89	0.40
Total	190	$92,446,783.98	100.00%

The weighted average remaining term to stated maturity of the Group II Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date for the Group II Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
March 1, 2005	4	$ 2,637,244.62	2.85%
April 1, 2005	1	546,109.32	0.59
May 1, 2005	3	1,831,343.20	1.98
June 1, 2005	12	5,161,705.09	5.58
July 1, 2005	99	48,957,629.19	52.96
August 1, 2005	70	32,940,759.67	35.63
September 1, 2005	1	371,992.89	0.40
Total	190	$92,446,783.98	100.00%

Credit Scores for the Group II Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
611 - 630	8	$ 4,275,748.24	4.63%
631 - 650	11	5,519,852.15	5.97
651 - 670	15	8,212,065.35	8.88
671 - 690	16	7,391,388.37	8.00
691 - 710	24	11,532,185.20	12.47
711 - 730	26	13,285,190.22	14.37
731 - 750	18	8,313,986.90	8.99
751 - 770	34	16,093,673.60	17.41
771 - 790	26	12,613,618.01	13.64
791 - 810	11	4,794,825.78	5.19
Not Available	1	414,250.16	0.45
Total	190	$92,446,783.98	100.00%

The weighted average credit bureau risk score for the Group II Mortgage Loans as of the Cut-off Date was approximately 722.

Margin for the Group II Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	1	$ 371,992.89	0.40%
2.501 - 2.750	189	92,074,791.09	99.60
Total	190	$92,446,783.98	100.00%

Documentation Type for Group II Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full documentation	185	$90,977,586.27	98.41%
Stated Income	4	1,043,401.04	1.13
Alternative Income	1	425,796.67	0.46
Total	190	$92,446,783.98	100.00%

Originators of Group II Mortgage Loans

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ABN AMRO	164	$81,980,045.92	88.68%
MLCC	1	425,796.67	0.46
National City	25	10,040,941.39	10.86
Total	190	$92,446,783.98	100.00%

Principal Balances of the Group III Mortgage Loans

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 50,000.00	7	$ 277,323.85	0.10%
50,000.01 - 100,000.00	17	1,399,850.64	0.51
100,000.01 - 150,000.00	36	4,726,498.40	1.72
150,000.01 - 200,000.00	52	9,248,618.48	3.36
200,000.01 - 250,000.00	36	8,107,441.73	2.95
250,000.01 - 300,000.00	29	8,113,105.15	2.95
300,000.01 - 350,000.00	82	27,108,111.37	9.86
350,000.01 - 400,000.00	96	36,329,794.31	13.21
400,000.01 - 450,000.00	56	23,825,582.03	8.66
450,000.01 - 500,000.00	59	28,081,503.95	10.21
500,000.01 - 550,000.00	37	19,331,252.85	7.03
550,000.01 - 600,000.00	37	21,510,411.00	7.82
600,000.01 - 650,000.00	29	18,210,675.98	6.62
650,000.01 - 700,000.00	7	4,734,127.12	1.72
700,000.01 - 750,000.00	5	3,633,300.00	1.32
750,000.01 - 800,000.00	13	10,148,054.92	3.69
800,000.01 - 850,000.00	8	6,647,227.14	2.42
850,000.01 - 900,000.00	8	7,085,376.00	2.58
900,000.01 - 950,000.00	6	5,580,931.43	2.03
950,000.01 - 1,000,000.00	15	14,889,519.41	5.41
1,000,000.01 - 2,000,000.00	10	12,831,963.35	4.67
3,000,000.01 - 4,000,000.00	1	3,195,000.00	1.16
Total	646	$275,015,669.11	100.00%

The average principal balance of the Group III Mortgage Loans as of the Cut-off Date was approximately $425,720.85. No Group III Mortgage Loan had a principal balance as of the Cut-off Date greater than $3,195,000.00 or less than $25,993.25.

Mortgage Rates on the Group III Mortgage Loans

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501 - 5.000	2	$ 901,724.13	0.33%
5.001 - 5.500	55	21,206,128.45	7.71
5.501 - 6.000	266	116,135,044.75	42.23
6.001 - 6.500	210	97,718,877.55	35.53
6.501 - 7.000	101	36,360,543.44	13.22
7.001 - 7.500	12	2,693,350.79	0.98
Total	646	$275,015,669.11	100.00%

As of the Cut-off Date, the weighted average Mortgage Rate of the Group III Mortgage Loans was approximately 6.087% per annum and ranged from 5.000% to 7.500%.

Constructive Loan-to-Value Ratios of the Group III Mortgage Loans at Origination

Range of Constructive Loan-to-Value Ratios at Origination (%)(1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 10.000	1	$ 250,000.00	0.09%
10.001 - 20.000	3	478,193.73	0.17
20.001 - 30.000	12	6,138,704.23	2.23
30.001 - 40.000	25	11,254,762.72	4.09
40.001 - 50.000	73	26,923,364.25	9.79
50.001 - 60.000	66	28,473,436.21	10.35
60.001 - 70.000	192	87,835,812.81	31.94
70.001 - 80.000	260	109,871,100.67	39.95
80.001 - 90.000	9	2,780,962.52	1.01
90.001 - 95.000	5	1,009,331.97	0.37
Total	646	$275,015,669.11	100.00%

(1)The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30% divided by (ii) the appraised value of the Mortgaged Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Group III Mortgage Loans was approximately 66.201%. No Group III Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.000% or less than 10.000%.

Mortgaged Property Types of the Group III Mortgage Loans

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	399	$177,453,776.42	64.52%
PUD(1)	169	68,638,941.15	24.96
Condominium	58	20,690,742.40	7.52
Cooperative	9	4,153,474.99	1.51
Two to Four Family	3	1,929,755.90	0.70
Duplex	6	1,382,071.13	0.50
Fourplex	1	450,000.00	0.16
Triplex	1	316,907.12	0.12
Total	646	$275,015,669.11	100.00%

(2) Planned Unit Development.

Mortgaged Property Occupancy of the Group III Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	572	$246,360,794.97	89.58%
Second Home	44	21,351,264.37	7.76
Investment Property	30	7,303,609.77	2.66
Total	646	$275,015,669.11	100.00%

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose of the Group III Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate and Term Refinance	288	$124,379,591.63	45.23%
Purchase	274	116,415,724.26	42.33
Cash-Out Refinance	84	34,220,353.22	12.44
Total	646	$275,015,669.11	100.00%

Geographic Distribution of the Group III Mortgaged Properties

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	179	$ 84,898,520.21	30.87%
New York	38	18,892,722.04	6.87
New Jersey	38	18,762,003.59	6.82
Florida	43	14,328,535.30	5.21
Texas	36	13,694,707.83	4.98
Maryland	29	12,248,357.96	4.45
Arizona	26	11,065,004.66	4.02
Colorado	27	10,776,849.88	3.92
Virginia	26	10,742,002.28	3.91
Georgia	31	10,392,094.53	3.78
Illinois	23	9,521,242.30	3.46
Massachusetts	13	6,228,986.42	2.26
Connecticut	10	6,005,266.35	2.18
Michigan	15	5,580,583.92	2.03
Ohio	14	4,893,731.23	1.78
North Carolina	12	4,691,653.11	1.71
District of Columbia	7	4,411,399.28	1.60
Washington	10	4,280,633.00	1.56
Pennsylvania	8	3,095,971.00	1.13
Other[(1)]	61	20,505,404.22	7.46
Total	646	$275,015,669.11	100.00%

[(1)] Includes 22 states, none of which have a concentration of Group III Mortgage Loans greater than or equal to 1.00% of the aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date.

Maximum Mortgage Rates of the Group III Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.751 - 10.000	2	$ 901,724.13	0.33%
10.001- 10.250	7	2,604,981.37	0.95
10.251- 10.500	48	18,601,147.08	6.76
10.501- 10.750	119	48,899,783.93	17.78
10.751- 11.000	141	63,638,094.52	23.14
11.001- 11.250	125	58,134,452.56	21.14
11.251- 11.500	79	36,957,834.33	13.44
11.501- 11.750	54	23,064,257.99	8.39
11.751- 12.000	54	17,227,232.10	6.26
12.001- 12.250	14	3,516,402.59	1.28
12.251- 12.500	3	1,469,758.51	0.53
Total	646	$275,015,669.11	100.00%

The weighted average maximum mortgage rate of the Group III Mortgage Loans as of the Cut-off Date was approximately 11.110% per annum and ranged from 10.000% to 12.500%.

Remaining Terms to Stated Maturity of the Group III Mortgage Loans

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341	9	$ 2,477,317.30	0.90%
342	11	1,941,803.25	0.71
343	12	1,944,524.71	0.71
344	15	2,413,988.82	0.88
345	7	1,123,251.63	0.41
346	9	1,653,559.45	0.60
347	5	872,803.73	0.32
348	14	4,117,551.70	1.50
349	13	4,847,031.38	1.76
350	10	3,092,108.86	1.12
351	11	6,596,707.14	2.40
352	14	5,353,131.82	1.95
353	57	28,069,873.86	10.21
354	97	49,459,624.60	17.98
355	70	35,349,183.07	12.85
356	65	33,920,865.11	12.33
357	219	87,372,717.68	31.77
358	8	4,409,625.00	1.60
Total	646	$275,015,669.11	100.00%

The weighted average remaining term to stated maturity of the Group III Mortgage Loans as of the Cut-off Date was approximately 354 months.

Next Interest Rate Adjustment Date for the Group III Mortgage Loans

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
April 1, 2006	9	$ 2,477,317.30	0.90%
May 1, 2006	11	1,941,803.25	0.71
June 1, 2006	12	1,944,524.71	0.71
July 1, 2006	15	2,413,988.82	0.88
August 1, 2006	7	1,123,251.63	0.41
September 1, 2006	9	1,653,559.45	0.60
October 1, 2006	5	872,803.73	0.32
November 1, 2006	14	4,117,551.70	1.50
December 1, 2006	13	4,847,031.38	1.76
January 1, 2007	10	3,092,108.86	1.12
February 1, 2007	11	6,596,707.14	2.40
March 1, 2007	14	5,353,131.82	1.95
April 1, 2007	57	28,069,873.86	10.21
May 1, 2007	97	49,459,624.60	17.98
June 1, 2007	70	35,349,183.07	12.85
July 1, 2007	65	33,920,865.11	12.33
August 1, 2007	218	87,051,356.55	31.65
September 1, 2007	8	4,409,625.00	1.60
October 1, 2007	1	321,361.13	0.12
Total	646	$275,015,669.11	100.00%

Credit Scores for the Group III Mortgage Loans

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
531 - 550	2	$ 410,000.00	0.15%
551 - 570	2	937,080.21	0.34
571 - 590	3	1,166,665.28	0.42
591 - 610	6	1,776,531.87	0.65
611 - 630	17	4,921,742.89	1.79
631 - 650	33	13,221,794.49	4.81
651 - 670	33	13,758,486.77	5.00
671 - 690	35	17,800,528.22	6.47
691 - 710	68	28,870,390.24	10.50
711 - 730	84	41,859,264.33	15.22
731 - 750	87	40,904,637.05	14.87
751 - 770	115	46,174,229.87	16.79
771 - 790	112	47,566,033.18	17.30
791 - 810	46	14,740,449.90	5.36
811 - 813	2	574,054.46	0.21
Not Available	1	333,780.35	0.12
Total	646	$275,015,669.11	100.00%

The weighted average credit bureau risk score for the Group III Mortgage Loans as of the Cut-off Date was approximately 729.

Margin for the Group III Mortgage Loans

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751 - 2.000	396	$175,872,884.42	63.95%
2.001 - 2.250	210	85,186,578.02	30.98
2.501 - 2.750	40	13,956,206.67	5.07
Total	646	$275,015,669.11	100.00%

Documentation Type for Group III Mortgage Loans

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	417	$160,864,122.70	58.49%
Alternative Documentation	71	34,405,525.16	12.51
No Income	56	25,725,916.13	9.35
Stated Income	39	18,847,879.82	6.85
Streamlined	1	995,975.07	0.36
Not Available	62	34,176,250.23	12.43
Total	646	$275,015,669.11	100.00%

Originators of Group III Mortgage Loans

Originator	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	405	$178,477,113.47	64.90%
National City	241	96,538,555.64	35.10
Total	646	$275,015,669.11	100.00%

MBS Transaction

$465,047,802 (approximate)

MLMI Series 2002-A3

Merrill Lynch Mortgage Investors, Inc.

Depositor

Wells Fargo Bank Minnesota, N.A.

Master Servicer

Merrill Lynch & Co.

Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

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Principal Balance of Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
0.01 - 50,000.00	7	277,323.85	0.06
50,000.01 - 100,000.00	22	1,852,009.92	0.40
100,000.01 - 150,000.00	44	5,702,288.43	1.22
150,000.01 - 200,000.00	69	12,209,654.68	2.61
200,000.01 - 250,000.00	51	11,487,698.34	2.45
250,000.01 - 300,000.00	39	10,842,218.51	2.32
300,000.01 - 350,000.00	147	48,519,783.61	10.37
350,000.01 - 400,000.00	179	67,326,858.93	14.38
400,000.01 - 450,000.00	111	47,224,632.48	10.09
450,000.01 - 500,000.00	105	49,993,045.68	10.68
500,000.01 - 550,000.00	67	35,076,286.18	7.49
550,000.01 - 600,000.00	70	40,464,069.71	8.64
600,000.01 - 650,000.00	48	30,205,014.19	6.45
650,000.01 - 700,000.00	12	8,148,315.17	1.74
700,000.01 - 750,000.00	13	9,512,546.85	2.03
750,000.01 - 800,000.00	18	13,989,572.64	2.99
800,000.01 - 850,000.00	14	11,585,115.80	2.47
850,000.01 - 900,000.00	10	8,869,228.87	1.89
900,000.01 - 950,000.00	10	9,268,632.61	1.98
950,000.01 - 1,000,000.00	26	25,816,637.86	5.52
1,000,000.01 - 2,000,000.00	13	16,524,463.35	3.53
3,000,000.01 - 4,000,000.00	1	3,195,000.00	0.68
	1,076	468,090,397.66	100.00

Mortgage Rates on the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
4.001 - 4.500	4	1,344,587.52	0.29
4.501 - 5.000	68	25,883,722.58	5.53
5.001 - 5.500	217	92,097,545.36	19.68
5.501 - 6.000	438	198,123,670.94	42.33
6.001 - 6.500	236	111,586,977.03	23.84
6.501 - 7.000	101	36,360,543.44	7.77
7.001 - 7.500	12	2,693,350.79	0.58
	1,076	468,090,397.66	100.00

Constructive Loan-to-Value Ratios of the Aggregate Mortgage Loans at Origination

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
0.001 - 10.000	1	250,000.00	0.05
10.001 - 20.000	4	1,123,901.63	0.24
20.001 - 30.000	16	7,956,425.65	1.70
30.001 - 40.000	36	16,373,959.20	3.50
40.001 - 50.000	104	41,757,100.07	8.92
50.001 - 60.000	106	45,051,636.32	9.62
60.001 - 70.000	278	129,627,098.33	27.69
70.001 - 80.000	478	209,750,762.49	44.81
80.001 - 90.000	33	10,328,456.29	2.21
90.001 - 95.000	20	5,871,057.68	1.25
	1,076	468,090,397.66	100.00

Mortgaged Property of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
Single Family	680	309,199,972.27	66.06
PUD	262	108,024,320.48	23.08
Condominium	98	34,532,018.46	7.38
Cooperative	14	5,530,491.71	1.18
Two to Four Family	7	4,704,357.92	1.01
High Rise	5	2,653,026.01	0.57
Duplex	6	1,382,071.13	0.30
Triplex	2	1,240,717.07	0.27
Fourplex	1	450,000.00	0.10
Townhouse	1	373,422.61	0.08
	1,076	468,090,397.66	100.00

Mortgaged Property Occupancy of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
Owner Occupied	986	431,874,438.64	92.26
Second Home	56	26,582,349.25	5.68
Investor Property	34	9,633,609.77	2.06
	1,076	468,090,397.66	100.00

Loan Purpose of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
Rate and Term Refinance	516	224,961,320.09	48.06
Purchase	428	184,834,610.19	39.49
Cash-Out Refinance	132	58,294,467.38	12.45
	1,076	468,090,397.66	100.00

Geographic Distribution of the Aggregate Mortgaged Properties

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
California	346	165,512,627.12	35.36
Illinois	67	28,688,908.36	6.13
New York	52	25,461,808.95	5.44
New Jersey	47	22,722,177.69	4.85
Arizona	49	20,944,764.05	4.47
Florida	53	20,048,451.31	4.28
Texas	53	19,586,690.15	4.18
Colorado	42	18,316,779.16	3.91
Maryland	36	14,865,742.91	3.18
Georgia	45	14,826,917.28	3.17
Virginia	36	14,786,004.78	3.16
Massachusetts	29	13,374,138.28	2.86
Michigan	30	12,560,541.52	2.68
Ohio	24	9,507,947.34	2.03
Washington	21	8,645,171.40	1.85
Connecticut	12	6,871,259.67	1.47
North Carolina	19	6,740,132.35	1.44
Other(1)	115	44,630,335.34	9.53
	1,076	468,090,397.66	100.00

Maximum Mortgage Rates of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
9.751 - 10.000	2	901,724.13	0.19
10.001 - 10.250	12	4,163,270.37	0.89
10.251 - 10.500	69	26,495,085.34	5.66
10.501 - 10.750	158	64,341,942.55	13.75
10.751 - 11.000	200	88,241,610.98	18.85
11.001 - 11.250	200	92,438,710.63	19.75
11.251 - 11.500	154	71,101,479.38	15.19
11.501 - 11.750	134	61,155,853.87	13.06
11.751 - 12.000	114	46,060,585.78	9.84
12.001 - 12.250	28	11,076,240.29	2.37
12.251 - 12.500	5	2,113,894.34	0.45
	1,076	468,090,397.66	100.00

Remaining Term to Stated Maturity of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
341	9	2,477,317.30	0.53
342	11	1,941,803.25	0.41
343	12	1,944,524.71	0.42
344	15	2,413,988.82	0.52
345	7	1,123,251.63	0.24
346	9	1,653,559.45	0.35
347	5	872,803.73	0.19
348	14	4,117,551.70	0.88
349	14	4,943,781.38	1.06
350	13	3,514,525.74	0.75
351	13	6,802,564.01	1.45
352	24	11,005,691.70	2.35
353	68	31,278,509.38	6.68
354	112	57,982,830.61	12.39
355	107	53,439,500.54	11.42
356	213	106,133,155.92	22.67
357	420	171,328,419.90	36.60
358	10	5,116,617.89	1.09
	1,076	468,090,397.66	100.00

Next Interest Rate Adjustment Date for the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
December 1, 2004	1	96,750.00	0.02
January 1, 2005	3	422,416.88	0.09
February 1, 2005	2	205,856.87	0.04
March 1, 2005	10	5,652,559.88	1.21
April 1, 2005	11	3,208,635.52	0.69
May 1, 2005	15	8,523,206.01	1.82
June 1, 2005	37	18,090,317.47	3.86
July 1, 2005	148	72,212,290.81	15.43
August 1, 2005	201	83,955,702.22	17.94
September 1, 2005	2	706,992.89	0.15
April 1, 2006	9	2,477,317.30	0.53
May 1, 2006	11	1,941,803.25	0.41
June 1, 2006	12	1,944,524.71	0.42
July 1, 2006	15	2,413,988.82	0.52
August 1, 2006	7	1,123,251.63	0.24
September 1, 2006	9	1,653,559.45	0.35
October 1, 2006	5	872,803.73	0.19
November 1, 2006	14	4,117,551.70	0.88
December 1, 2006	13	4,847,031.38	1.04
January 1, 2007	10	3,092,108.86	0.66
February 1, 2007	11	6,596,707.14	1.41
March 1, 2007	14	5,353,131.82	1.14
April 1, 2007	57	28,069,873.86	6.00
May 1, 2007	97	49,459,624.60	10.57
June 1, 2007	70	35,349,183.07	7.55
July 1, 2007	65	33,920,865.11	7.25
August 1, 2007	218	87,051,356.55	18.60
September 1, 2007	8	4,409,625.00	0.94
October 1, 2007	1	321,361.13	0.07
	1,076	468,090,397.66	100.00

Credit Scores for the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
531 - 550	2	410,000.00	0.09
551 - 570	2	937,080.21	0.20
571 - 590	3	1,166,665.28	0.25
591 - 610	6	1,776,531.87	0.38
611 - 630	28	10,362,123.59	2.21
631 - 650	54	23,118,365.56	4.94
651 - 670	61	28,051,087.09	5.99
671 - 690	69	32,850,290.09	7.02
691 - 710	119	52,459,053.74	11.21
711 - 730	135	66,198,519.97	14.14
731 - 750	133	60,719,610.11	12.97
751 - 770	205	83,645,772.66	17.87
771 - 790	182	80,244,496.77	17.14
791 - 810	72	23,386,215.75	5.00
811 - 830	2	574,054.46	0.12
Not Available	3	2,190,530.51	0.47
	1,076	468,090,397.66	100.00

Margin for the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
1.751 - 2.000	460	204,708,326.74	43.73
2.001 - 2.250	385	156,615,276.99	33.46
2.501 - 2.750	231	106,766,793.93	22.81
	1,076	468,090,397.66	100.00

Documentation Type for the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
Full documentation	785	327,207,424.69	69.90
Alternative Income	90	42,500,240.15	9.08
No Income	68	30,989,123.90	6.62
Stated Income	59	25,814,079.34	5.51
Streamlined	1	995,975.07	0.21
Not Available	73	40,583,554.51	8.67
	1,076	468,090,397.66	100.00

Originators of the Aggregate Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
ABN AMRO	164	81,980,045.92	17.51
MLCC	470	207,738,352.46	44.38
NATIONAL C	442	178,371,999.28	38.11
	1,076	468,090,397.66	100.00

GROUP III

Loan-to-Value of the Group III Mortgage Loans

		Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
10.000 -	10.000	1	250,000.00	0.09
10.001 -	20.000	3	478,193.73	0.17
20.001 -	30.000	12	6,138,704.23	2.23
30.001 -	40.000	24	11,183,763.22	4.07
40.001 -	50.000	59	23,694,962.45	8.62
50.001 -	60.000	62	26,948,904.21	9.80
60.001 -	70.000	111	49,093,883.01	17.85
70.001 -	80.000	263	110,901,371.67	40.33
80.001 -	90.000	25	8,285,388.28	3.01
90.001 -	100.000	86	38,040,498.31	13.83
		646	275,015,669.11	100.00

Credit Scores for the Group III Mortgage Loans

	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance as of the Cut-off Date
531 - 540	1	210,000.00	0.08
541 - 550	1	200,000.00	0.07
551 - 560	1	37,080.21	0.01
561 - 570	1	900,000.00	0.33
581 - 590	3	1,166,665.28	0.42
601 - 610	6	1,776,531.87	0.65
611 - 620	7	1,505,201.65	0.55
621 - 630	10	3,416,541.24	1.24
631 - 640	15	5,861,215.16	2.13
641 - 650	18	7,360,579.33	2.68
651 - 660	20	9,415,787.33	3.42
661 - 670	13	4,342,699.44	1.58
671 - 680	12	9,262,856.55	3.37
681 - 690	23	8,537,671.67	3.10
691 - 700	34	14,439,643.99	5.25
701 - 710	34	14,430,746.25	5.25
711 - 720	41	20,201,311.97	7.35
721 - 730	43	21,657,952.36	7.88
731 - 740	45	21,793,847.95	7.92
741 - 750	42	19,110,789.10	6.95
751 - 760	49	20,833,651.65	7.58
761 - 770	66	25,340,578.22	9.21
771 - 780	72	30,831,822.13	11.21
781 - 790	40	16,734,211.05	6.08
791 - 800	29	9,256,692.75	3.37
801 - 810	17	5,483,757.15	1.99
811 - 813	2	574,054.46	0.21
Not Available	1	333,780.35	0.12
	646	275,015,669.11	100.00